As filed with the Securities and Exchange Commission on April 15, 2016

Registration No. 333-208699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY MEDIA CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	4833	37-1699499
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard N. Baer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to: Renee L. Wilm Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after all conditions to the transaction registered hereby have been satisfied or waived, as applicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☒ Registration Number: 333-208699

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Liberty Media Corporation (Registration No. 333-208699), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on February 19, 2016.

At a special meeting of shareholders of the Registrant held on April 11, 2016, the stockholders of the Registrant approved proposals regarding the amendment and restatement of the Registrant’s certificate of incorporation (the “Restated Charter”) in order to, among other things, reclassify and exchange the Registrant’s existing common stock into three new tracking stocks, to be designated the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Media common stock (the “Reclassification and Exchange”). The Reclassification and Exchange will become effective upon the filing of the Restated Charter on April 15, 2016.

This Post-Effective Amendment No. 1 is being filed for the sole purpose of replacing Exhibit 8.1: Form of Opinion of Baker Botts L.L.P. regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit.

Item 21.   Exhibits And Financial Statement Schedules.

(a) Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit No.	Document

2.1

Reorganization Agreement, dated as of October 28, 2014, between Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 2.1 to Liberty Broadband Corporation’s Current Report on Form 8-K filed on November 10, 2014 (File No. 001-36713)).

3.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect upon its filing with the Secretary of State of the State of Delaware).*

3.2

Amended and Restated Bylaws of Liberty Media Corporation (incorporated by reference to Exhibit 3.1 to Liberty Media Corporation’s Current Report on Form 8-K (File No. 001-35707) as filed on August 6, 2015).

4.1

Specimen certificate for shares of the Registrant’s Series A common stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form 10 filed on October 19, 2012 (File No. 001-35707) (the “Liberty Form 10”)).

4.2	Specimen certificate for shares of the Registrant’s Series B common stock, par value $.01 per share (incorporated by reference to Exhibit 4.2 to the Liberty Form 10).

4.3

Specimen Certificate for Shares of the Registrant’s Series C common stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on June 25, 2014 (File No. 001-35707)).

4.4	Specimen certificate for shares of the Registrant’s Series A Liberty SiriusXM common stock, par value $.01 per share.*

4.5	Specimen certificate for shares of the Registrant’s Series B Liberty SiriusXM common stock, par value $.01 per share.*

4.6	Specimen certificate for shares of the Registrant’s Series C Liberty SiriusXM common stock, par value $.01 per share.*

4.7	Specimen certificate for shares of the Registrant’s Series A Liberty Braves common stock, par value $.01 per share.*

4.8	Specimen certificate for shares of the Registrant’s Series B Liberty Braves common stock, par value $.01 per share.*

II-1

Exhibit No.	Document

4.9	Specimen certificate for shares of the Registrant’s Series C Liberty Braves common stock, par value $.01 per share.*

4.10	Specimen certificate for shares of the Registrant’s Series A Liberty Media common stock, par value $.01 per share.*

4.11	Specimen certificate for shares of the Registrant’s Series B Liberty Media common stock, par value $.01 per share.*

4.12	Specimen certificate for shares of the Registrant’s Series C Liberty Media common stock, par value $.01 per share.*

5.1	Opinion of Baker Botts L.L.P.*

8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters.**

23.1	Consent of KPMG LLP.*

23.2	Consent of KPMG LLP.*

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

24.1	Power of Attorney*

99.1	Form of Proxy Card*

*              Previously filed.

**           Filed herewith.

(b) Financial Statement Schedules.  Schedules not listed above have been omitted because the information set forth therein is not material, not applicable or is included in the financial statements or notes of the proxy statement/prospectus which forms a part of this registration statement.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended,  the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on this 15th day of April, 2016.

LIBERTY MEDIA CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Name	Title	Date

*	Chairman of the Board and Director
John C. Malone

*	Chief Executive Officer (Principal Executive Officer), President and Director
Gregory B. Maffei

*	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Christopher W. Shean

*	Director
Robert R. Bennett

*	Director
Brian Deevy

*	Director
M. Ian G. Gilchrist

*	Director
Evan D. Malone

*	Director
David E. Rapley

*	Director
Larry E. Romrell

*	Director
Andrea L. Wong

*By:	/s/ Richard N. Baer	April 15, 2016
Richard N. Baer
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

2.1

Reorganization Agreement, dated as of October 28, 2014, between Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 2.1 to Liberty Broadband Corporation’s Current Report on Form 8-K filed on November 10, 2014 (File No. 001-36713)).

3.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect upon its filing with the Secretary of State of the State of Delaware).*

3.2

Amended and Restated Bylaws of Liberty Media Corporation (incorporated by reference to Exhibit 3.1 to Liberty Media Corporation’s Current Report on Form 8-K (File No. 001-35707) as filed on August 6, 2015).

4.1

Specimen certificate for shares of the Registrant’s Series A common stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form 10 filed on October 19, 2012 (File No. 001-35707) (the “Liberty Form 10”)).

4.2	Specimen certificate for shares of the Registrant’s Series B common stock, par value $.01 per share (incorporated by reference to Exhibit 4.2 to the Liberty Form 10).

4.3

Specimen Certificate for Shares of the Registrant’s Series C common stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on June 25, 2014 (File No. 001-35707)).

4.4	Specimen certificate for shares of the Registrant’s Series A Liberty SiriusXM common stock, par value $.01 per share.*

4.5	Specimen certificate for shares of the Registrant’s Series B Liberty SiriusXM common stock, par value $.01 per share.*

4.6	Specimen certificate for shares of the Registrant’s Series C Liberty SiriusXM common stock, par value $.01 per share.*

4.7	Specimen certificate for shares of the Registrant’s Series A Liberty Braves common stock, par value $.01 per share.*

4.8	Specimen certificate for shares of the Registrant’s Series B Liberty Braves common stock, par value $.01 per share.*

4.9	Specimen certificate for shares of the Registrant’s Series C Liberty Braves common stock, par value $.01 per share.*

4.10	Specimen certificate for shares of the Registrant’s Series A Liberty Media common stock, par value $.01 per share.*

4.11	Specimen certificate for shares of the Registrant’s Series B Liberty Media common stock, par value $.01 per share.*

4.12	Specimen certificate for shares of the Registrant’s Series C Liberty Media common stock, par value $.01 per share.*

5.1	Opinion of Baker Botts L.L.P.*

8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters.**

23.1	Consent of KPMG LLP.*

23.2	Consent of KPMG LLP.*

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

24.1	Power of Attorney*

Exhibit No.	Document

99.1	Form of Proxy Card*

*              Previously filed.

**           Filed herewith.